AMERICAN FIBER GREEN PRODUCTS, INC.
                              4209 RALEIGH STREET
                              TAMPA, FLORIDA 33619


Ms. Jenn Do
Division of Corporation Finance
United States Securities and Exchange Commission
Washington DC  20549

February 22, 2010

RE:      American Fiber Green Products, Inc.
         Form 8-K Item 4.01
         Filed February 11, 2010
         File No. 0-28978

We have received your comments dated February 17, 2010 and have addressed each comment below.

Comment 1:
You disclose in 1b that "Taylor's report on the financial statements for the year ended December 31, 2008 contained no adverse opinion or disclaimer of opinion and was not qualified or modified as to audit scope or accounting." We note that Taylor's report also included the financial statements for the year ended December 31, 2007, and contained a going concern opinion. Therefore, please amend your filing to disclose that i) Taylor's report on the financial statements were for both years ended December 31, 2008 and 2007, and ii) such report included a going concern paragraph. Item 304(a)(1)(ii) of Regulation S-K requires a statement whether the accountant's report on the financial statements for either of the past two years contained an adverse opinion or a disclaimer of opinion or was qualified or modified as to uncertainty, audit scope or accounting principles; and a description of the nature of each such adverse opinion, disclaimer of opinion, modification or qualification. This would include disclosure of uncertainty regarding the ability to continue as a going concern in the accountant's report.

Our filings have been amended to include reference to both years and additional reference to the modification of the going concern paragraph included in such auditor's reports for those years.

Comment 2:
You disclose in 1c that "through the period of registration, the financial audit for the years ended December 31, 2008 and including its review of financial statements of the quarterly periods through September 30, 2009 there have been no disagreements with Taylor on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Taylor would have caused them to make reference therto in their report on financial statements' Please amend your filing to disclose, if true, that during your two most recent fiscal years and any subsequent interim period through February 8, 2010, there were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Taylor would have caused them to make reference therto in their report. Refer to Item 304(a)(1)(i) of Regulation S-K.

We have amended our filings to include the subsequent period, through the date of termination, and made reference to Item 304(a)(1)(i) of Regulation S-K.

Comment 3:
You disclose in 1d that "During the most recent review periods, subsequent to September 30, 2009, there have been no reportable events with us as set forth in
Item 304(a)(i)(v)". Please amend your filing to disclose, if true, that during your two most recent fiscal years and any subsequent interim period through February 8, 2010, there have been no reportable events. Refer to Item 304(a)(i)(v) of Regulation S-K.

We have refered to the subsequent interim period, through the date of termination.

Comment 4:
To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountants agree with the statements made in your revised Form 8-K

We will file an updated letter from the former accountant to the amended filing when we receive it.

The Company acknowledges that:
     o The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
     o Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
     o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securites laws of the United States.

Sincerely,

Daniel L Hefner
Chief Executive Officer
813-244-9843